FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
November 15, 2006
Commission File Number 000-30838

InfoVista S.A.
(Translation of registrant’s name into English)
6, rue de la Terre de Feu
91940 Les Ulis, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F: ☑          Form 40-F: ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes: ☐          No: ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes: ☐          No: ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes: ☐          No: ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Notice of Shareholders’ Meeting

SIGNATURES
      Pursuant to the requirements of the Securities Exchange Act of 1934, InfoVista S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

InfoVista S.A.
Date: November 15, 2006	By:	/S/ Philippe Ozanian

		Name:	Philippe Ozanian
		Title:	Chief Financial Officer

InfoVista SA
Société anonyme with capital of 10,544,884.56 euros
Registered office: 6, rue de la Terre de Feu
91940 Les Ulis (France)
Register of Commerce and Companies of Evry 334 088 275
Siret 334 088 275 000 71
NOTICE AND AGENDA OF THE ORDINARY AN D EXTRAORDINARY SHAREHOLDERS’ MEETING
to be held, on December 15, 2006, at 10:00 a.m.,
6, rue de la Terre de Feu 91940 Les Ulis (France),
in order to vote on the agenda and draft resolutions set forth below:
Agenda
Ordinary general meeting
•	Report of the board of directors, special report of the board of directors on stock-options and presentation of the annual French statutory accounts and the consolidated annual accounts for the year ended June 30, 2006;

•	Report of the Chairman of the board concerning the work of the board of directors and internal control;

•	Presentation of the statutory auditors’ general and special reports on the performance of their duties and report of the statutory auditor established pursuant to Article 225-235 of the Commerce Code on the report of the Chairman of the board;

•	Approval of the annual French statutory accounts for the year ended June 30, 2006;

•	Approval of the annual consolidated accounts for the year ended June 30, 2006;

•	Full and final discharge to be given to the board of directors on the performance of their duties during the year ended June 30, 2006;

•	Allocation of earnings for the year ended June 30, 2006;

•	Auditors’ special report on the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce and approval of the said agreements;

•	Extension of the term of office as director of Mr. Alain Tingaud;

•	Extension of the term of office as director of Mr. Jean-Paul Bernardini;

•	Ratification of the appointment as director of Mr. Patrick Leleu

•	Extension of the term of office as director of Mr. Patrick Leleu;

•	Extension of the term of office as director of Mr. Herbert May;

•	Extension of the term of office as director of Mr. Philippe Ozanian;

•	Extension of the term of office as director of Mr. Hubert Tardieu;

•	Extension of the term of office as director of Mr. Gad Tobaly;

•	Extension of the term of office as director of Mr. Philippe Vassor; and

•	Authorization to be granted to the board of directors to repurchase Company shares.
Extraordinary general meeting
•	Authorization to be granted to the board of directors to reduce the share capital by cancellation of treasury shares;

•	Delegation to be granted to the board of directors to increase the share capital, by issuance of securities giving rights to subscribe to Company shares without preferential subscription rights granted to the shareholders;

•	Delegation to be granted to the board of directors to increase the share capital, in consideration for contributions-in-kind granted to the Company;

•	Authorization to allocate stock-options (giving the right to acquire existing shares) to employees and officers of the Company and its affiliates up to a limit of 244,300 existing shares;

•	Approval of the amendment of the article 14 of the Company’s articles of association; and

•	Powers of attorney.
Ordinary general meeting
                    RESOLUTION ONE
                    Approval of the annual French statutory accounts for the year ended June 30, 2006
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report by the board of directors and the statutory auditors’ report on the annual French statutory accounts,
                    Hereby approves the annual financial statements for the year ended June 30, 2006, as submitted, and the underlying transactions disclosed by the financial statements or summarized in the report by the board of directors,
                    Pursuant to the provisions of Article 223 quater of the French Code général des impôts, hereby approves the amount of expenses and non-deductible charges mentioned in article in Article 39-4 of the French Code général des impôts, amounting to 39,838 euros for the year ended June 30, 2006, as well as the amount of taxes borne by the Company due to this non-deductibility, amounting to 13,672 euros,
                    Hereby notes, pursuant to the provisions of Article 233 quinquies of the French Code général des impôts, the absence of expenses referred to in Article 39-5 of the French Code général des impôts during the year ended June 30, 2006.
                    RESOLUTION TWO
                    Approval of the annual consolidated accounts for the year ended June 30, 2006 and discharge of the directors on the performance of their duties for such fiscal year
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors and the statutory auditors’ report on the annual consolidated financial statements,

                    Hereby approves the consolidated annual financial statements for the year ended June 30, 2006, as submitted, and the underlying transactions disclosed by said financial statements or summarized in the report by the board of directors,
                    And therefore fully and unreservedly discharges the directors from any liability arising from the performance of their duties during the fiscal year in question.
                    RESOLUTION THREE
                    Allocation of earnings for the year ended June 30, 2006
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report by the board of directors,
                    Hereby approves the proposed allocation of earnings presented by the board of directors and resolves that the profit of 4,256,915 euros for the year ended June 30, 2006 shall be carried forward,
                    Takes note, in accordance with the provisions of Article 243 bis of the French Code général des impôts (General tax code), of the fact that no dividend has been distributed for the last three fiscal years.
                    RESOLUTION FOUR
                    Approval of the agreements provided for in Articles L. 225-38 et seq. of the French Code de Commerce
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the statutory auditors’ special report on the agreements governed by Articles L. 225-38 of the French Code de commerce,
                    Hereby approves individually and successively the agreements concluded during the course of the year ended June 30, 2006, as contained in the said report, together with the agreements authorized and concluded at an earlier date but performed during the course of the year ended June 30, 2006.
                    RESOLUTION FIVE
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Alain Tingaud is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION SIX
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,

                    Hereby notes that the term of office of director Mr. Jean-Paul Bernardini is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION SEVEN
                    Ratification of the appointment of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby ratifies the cooptation of Mr. Patrick Leleu as director by decisions of the board of directors dated March 15, 2006 and July 26, 2006 as a replacement of Mr. Guy Dubois, after his resignation as director, for a period expiring at the close of the present general shareholder’s meeting convened to vote on the annual accounts for the year ended June 30, 2006.
                    RESOLUTION EIGHT
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Patrick Leleu is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION NINE
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Herbert May is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION TEN
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Philippe Ozanian is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.

                    RESOLUTION ELEVEN
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Hubert Tardieu is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION TWELVE
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Gad Tobaly is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION THIRTEEN
                    Extension of the term of office of a director
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby notes that the term of office of director Mr. Philippe Vassor is due to expire at the close of the present general meeting of shareholders and resolves to extend such term for a period of one year, to expire at the close of the ordinary general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    RESOLUTION FOURTEEN
                    Authorization to be granted to the board of directors to repurchase Company shares
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for ordinary shareholders’ meetings,
Having heard the report of the board of directors,
                    Hereby authorizes the board of directors in accordance with Articles L. 225-209 et seq. of the French Code de commerce, to repurchase Company shares up to a maximum of 10% of the Company’s share capital, (it being understood that this 10% limit applies to the then current share capital at the time of the considered repurchase that is adjusted to reflect the transactions of the share capital made since the approval of this resolution) being indicated that the total number of treasury shares may not exceed 10% of the Company’s share capital.

                    The shares repurchased upon decision of the board of directors may be:
•	used to animate the market in the secondary market and the liquidity of the Company’s share, through a liquidity agreement compliant with the ethic charter of the Autorité des Marchés Financiers;

•	held in treasury in order to later provide consideration in the context of an acquisition or an exchange of the Company’s shares, in the context of external growth;

•	cancelled, subject to the approval of a specific resolution by the extraordinary shareholders’ meeting;

•	used to allow the Company to fulfil obligations related to stock options plans or other allocations to the employees or executive officers of the Company or its subsidiaries;

•	delivered upon the exercise of the rights attached to securities giving right to shares of the Company; or

•	used to implement any market practices that would be authorized by the law or the Autorité des Marchés Financiers.
                    The purchase, sale, transfer and exchange of the shares pursuant to this resolution may be carried out in any manner, including on the open market or through other types of negotiated transactions and, if necessary, by having recourse to financial derivatives (options, negotiable warrants etc.) excluding stock purchase options, provided that they comply with applicable regulations. The transactions may be completed at the time periods decided by the board of directors and through block trades that could amount to the maximum amount of shares under the program.
                    The funds used for the share repurchase program shall not exceed 7,000,000 euros.
                    In the context of this program, the maximum purchase price (excluding expenses) shall be 7.25 euros (100% of the highest share price on Compartment C of Eurolist by Euronext™ over the period from January 2, 2006 to September 11, 2006). However, in the event of an increase or a decrease of the share capital, a stock split or a reverse stock split, the creation and allocation of shares free of charge, the board of directors shall be authorized to adjust the above mentioned maximum purchase price and the resale price in order to take into account the incidence of any such transactions on the Company’s share value.
                    Resolves that the present authorization could also be used by the board of directors for all the shares already detained by the Company.
                    In order to ensure that the foregoing authorization can be exercised, the board of directors is hereby granted the power, which may be delegated to the Directeur General or in agreement with the latter to one or several Directeurs généraux délégués, to:
•	enter into stock transactions that may or may not be performed on the public market;

•	allocate or re-allocate the shares purchased to the various objectives of the authorization, in accordance with applicable regulations;

•	conclude any agreement, especially with a view to maintaining share purchase and sale registers;

•	report to the Autorité des Marchés Financiers or any other regulatory agency; and

•	carry out any other formalities and, in general, do whatever is necessary to implement this resolution.
                    The board of directors is hereby also granted the power, if the law or the Autorité des Marchés Financiers extend or create additional objectives authorized for the repurchase of shares, to communicate to the general public, under the then legal and regulatory conditions any potential modifications of program related to the amended objectives.
                    This authorization shall be valid for a period of eighteen months from the date of this shareholders’ meeting, and may also be exercised during a public tender offer.

                    The present authorization invalidates and supersedes the authorization granted by the general meeting of shareholders of December 9, 2005 under resolution seventeen.
                    The board of directors shall notify the general meeting of shareholders of operations conducted pursuant to the present resolution.
EXTRAORDINARY GENERAL MEETING
                    RESOLUTION FIFTEEN
                    Authorization granted to the board of directors to reduce the share capital by cancellation of treasury shares
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings,
                    Having heard the report of the board of directors and the statutory auditors’ special report,
                    Hereby authorizes the board of directors to reduce, in accordance with Articles L.225-209 et seq. of the French Code de commerce, the share capital, on one or more occasions, by cancellation of some or all of the Company shares that it has purchased under the share repurchase program governed by the preceding resolution, up to a limit of 10% of the capital in any one 24-month period, being indicated that this 10% limit applies the an amount of the Company’s share capital which might be adjusted to take into account the incidence of transactions on the share capital completed after this general meeting of shareholders.
                    Authorizes the board of directors to offset the difference between the repurchase price of the cancelled shares and their par value against available premiums and reserves,
                    And generally grants the board of directors the power, which may be delegated in accordance with the applicable regulations, to set the terms and procedures governing the said cancellation(s), if necessary, to amend the by-laws accordingly, and generally do whatever is necessary.
                    The present authorization shall expire at the close of the general meeting of shareholders convened to vote on the annual accounts for the year ending June 30, 2007.
                    The present authorization invalidates and supersedes the authorization granted by the combined shareholders’ of December 9, 2005 under resolution fifteen.
                    RESOLUTION SIXTEEN
                    Delegation to be granted to the board of directors to increase the share capital by issuing securities giving rights, immediately or in the future, to subscribe to Company shares without preferential subscription rights granted to the shareholders
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings,
                    Having heard the report of the board of directors and the statutory auditors’ special report,
1.	Resolves, in accordance with the provisions of Articles L. 225-129 to L.225-129-6, L.228-91 and L.228-92 of the French Code de commerce, to delegate to the board of directors the authority to increase the share capital of the Company in France or abroad, on one or more occasions, to the extent and at the times that it deems appropriate, by issuing, in euros or in foreign currency or units of account referencing several currencies, with preferential subscription rights, Company shares or other securities giving rights, immediately or in the future, to subscribe to Company shares by subscription, conversion, exchange, redemption, presentation of a coupon or any other method, without preferential subscription rights and by public offering. It is hereby indicated that the issuance of preferred shares or the issuance of other securities giving right to preferred shares, are excluded from this delegation;

2.	Resolves that the maximum nominal value of the shares issued pursuant to the above delegation shall not exceed 3,700,000 euros; it being understood that this amount shall be deducted from the maximum amount by which the capital may be increased under the resolution seventeen of the Combined shareholder’ meeting of December 9, 2005 , and that this amount is determined without having taken into account the adjustments which may be made in order to protect the interests of the holders of rights attached to securities giving access to the Company’s share capital, in accordance with applicable legal and regulatory provisions and contractual stipulations;

3.	Further resolves that the nominal value of the shares issued as debt securities giving access to the share capital of the Company shall not exceed 40,000,000 euros or the equivalent thereof in the case of issues in foreign currency or units of account referencing several currencies, it being understood that this amount shall be deducted from the nominal value of the securities issued as debt securities giving access to the share capital of the Company under the resolution seventeen of the Combined shareholder’ meeting of December 9, 2005;

4.	Resolves to waive existing shareholders’ preferential subscription rights regarding the securities to be issued by public offering, on the understanding that the board of directors may allow priority for existing shareholders on all or part of the offering under conditions to be determined by the board of directors in accordance with Article L.225-135 of the French Code de commerce. Subscription priority thus granted shall not be freely transferable;

5.	Notes that, if necessary, the delegation granted above shall entail the waiver by shareholders in favor of the holders of the new securities giving access at a later date to Company shares, of their preferential subscription rights to the new shares to be issued on the exercise of such securities;

6.	Resolves that the subscription of the shares or other securities may be made in cash or in compensation;

7.	Resolves that, in accordance with Article L.225-136 of the French Code de commerce, the price for each share directly issued in exercise of the delegation granted herein, may not be less than the average price of the shares on Eurolist By Euronext Paris for the three last days preceding the first day of their issuance, eventually lowered by 5% after adjustment for the effect of whether the shares are issued cum dividend or ex-dividend;

8.	Resolves to grant the board of directors full power, including the right to delegate as provided by law, to implement this authorization. Specifically, the board of directors may determine the dates, terms, price, and quantity of the offering as well as the form and characteristics of the securities to be issued, including ex- or cum dividend dates. The board of directors may set the means of payment of the new securities and, if necessary, may suspend the exercise of attached rights for up to three months, while protecting the legal interests of holders of securities giving access at a later date to shares. It may take any action and comply with any formalities required in order for the rights, securities or warrants created to be listed on a regulated market, in France or abroad;

The board of directors may charge costs, particularly issuance costs, against issuance premiums, if appropriate. Full powers are given to the board to take into account the issue price of new shares, to carry out all operations consequent to the increase in capital stock resulting from implementation of this authorization, and to modify the by-laws accordingly;

9.	If debt securities are issued, the board of directors shall have the power, to decide whether or not they are subordinate, set their interest rate, term, redemption price (fixed or variable) and determine whether they should be issued at a premium and the method of redemption, on the basis of market conditions and the conditions under which these securities grant subscription rights to Company shares; and

10.	Resolves, in accordance with Article L.225-148 of the French Code de commerce, that the present delegation may be used to issue new shares of the Company or any other securities of any nature or rights giving access, either immediately or in the future, to shares of the Company in exchange for securities tendered in a public tender offer initiated by the Company on the securities of a company listed on one of the regulated markets within the European Union or the “Organisation for Economic Co-operation and Development”, within the limits and conditions stated in Article L. 225-148 of the French Code de commerce.

This delegation shall be valid from the date of the general meeting of shareholders until February 8, 2008.
                    RESOLUTION SEVENTEEN
                    Delegation to be granted to the board of directors to increase the share capital, in consideration for contributions-in-kind granted to the Company
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, and having familiarized itself with the report by the board of directors made pursuant to Article L. 225-48 of the French Code de Commerce.
Resolves, to delegate to the board of directors the authority to increase the share capital of the Company within the limit of 10% of the share capital as of this general meeting of shareholders, based on the report of the special auditor(s) appointed for that purpose, in consideration for contributions-in-kind granted to the Company and comprised of equity securities or securities giving access to share capital, when the provisions of Article L.225-148 of the French Code de commerce are not applicable,
                    Resolves to grant the board of directors full power, to implement this authorization and among others the power to decide on the basis of the report of the special auditor(s), to set the terms and conditions of the authorized operations and specially to evaluate the contributions-in-kind, the grant of special advantages, to determine the number of new securities in consideration of the contributions-in-kind, the dividend dates of the new securities, to charge costs, particularly issuance costs, against issuance premiums, if appropriate, to ascertain the increase of capital and modify the corporate bylaws accordingly and take any action and comply with any formalities required in order for the, securities created to be listed on a regulated market, and implement all necessary formalities.
                    This delegation shall be valid for a period of twenty-six months from the date of the shareholders’ meeting.
                    RESOLUTION EIGHTEEN
                    Authorization to allocate stock-options (giving the right to acquire existing shares) to employees and officers of the Company and its affiliates up to a limit of 244,300 existing shares
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings, and having familiarized itself with the report by the board of directors and the statutory auditors’ special report,
1.	Hereby authorizes the board of directors, in accordance with Articles L. 225-177 et seq. of the French Code de commerce, to grant stock options, on one or more occasions, to employees and officers of the Company and its affiliates (within the meaning of Article L. 225-180 of the French Code de commerce); these stock options would give the right to purchase existing shares, which result from the share repurchase program subject to applicable laws and regulations;

2.	Decides that the stock options granted pursuant to this authorization may not exceed in number an amount in excess of 244,300 shares, before adjustment made pursuant to applicable legal and regulatory provisions;

3.	Resolves that the subscription price for shares purchased by exercising options shall be determined by the board of directors on the day on which the options are granted as follows:
•	the subscription price for the shares shall not be less than 85% of the average price of InfoVista shares on Compartment C of Eurolist by Euronext™ over the twenty trading days preceding the day on which the options are granted nor less than 100% of the maximum price of repurchased shares held by the Company pursuant to articles L.225-208 and/or L. 225-209 of the French Code de Commerce;

•	if Company’s shares cease to be traded on a regulated market, the share subscription price for shares purchased by exercising options shall be determined by the board of directors, in compliance with the provisions of Article L.225-177 of the French Code de commerce, the price thus determined by the board of directors may not be less than 100% of the average price of the shares which may be held by the Company pursuant to articles L.225-208 of the French Code de Commerce; and

•	The price of the options, as determined above, cannot be changed unless the Company concludes one of the financial operations or operations on securities governed by Articles L. 225-181 of the French Code de commerce , and Articles 174-8 et seq. of March 23, 1967 Decree in which case the board of directors may adjust the price and the number of shares that can be subscribed by exercising options in accordance with the legislation and regulations in effect, in order to take account of the impact of the operation in question.
4.	Notes that no option may be granted within twenty trading days of the date on which a coupon conferring entitlement to a dividend or an increase in share capital is removed from the shares;

5.	Notes that no stock options may be granted (a) within ten trading days prior to and following the date on which the consolidated accounts or, as the case may be, the annual accounts of the Company are published and (b) in the period between the date on which the management are made aware of the information which, if it was made public, might have the effect of having a material impact on the market price of the shares of the Company and the date following ten trading days from when this information was made public;

6.	Resolves that stock options must be exercised within no more than 10 years from the date on which they were granted by the board of directors;

7.	Grants the board of directors the power, including the right to delegate and sub delegate as provided by law, to:
•	select the persons to whom stock options are to be granted and decide on the number of stock options to be granted;

•	set the dates and the terms of the issuance of such options including restricting, limiting or prohibiting (a) the exercise of stock options, or (b) the transfer or conversion to bearer form of shares subscribed to by exercising stock options, during certain periods or with effect from certain events, for certain stock options or shares or for the benefit of certain employees or executives of the Company or its affiliates;

•	similarly, the board of directors will be able to (a) anticipate the dates or the periods of exercise of stock options, (b) keep the stock options exercisable and (c) modify the dates or periods during which the shares, which were obtained by exercise of stock options, may not be sold or converted into bearer form; and

•	generally, do whatever is necessary to implement this resolution.
                    The present authorization shall be valid for a period of thirty-eight months from the date of this shareholders’ meeting. The authorization invalidates and supersedes all similar prior authorizations and specially the authorizations granted by the shareholders’ meeting of December 15, 2003 under resolution seventeen and by the shareholders’ meeting of December 95, 2004 under resolution sixteen.
                    Pursuant to Article L.225-184 of the French Code de commerce, the board of directors shall inform the general meeting of shareholders every year of the operations pursuant to the present resolution.

                    RESOLUTION NINETEEN
                    Approval of the amendment of the article 14 of the Company’s articles of association
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings,
                    Having heard the report of the board of directors,
                    Hereby resolves to amend article 14 of the by-laws as follows:
                    Article 14 — Meetings of the board of Directors
                    Paragraph 6 of article 14 shall be replaced by the following new paragraph:
“Subject to the limits and exceptions provided for by the law, the rules of procedure of the board of directors may set forth that, the directors who attend a meeting via video conferencing, or other telecommunication means that allow these directors to be identified and thus their attendance confirmed, in accordance with the then applicable regulations are deemed present for the purposes of determining a quorum and the majority.
                    The rest of the article remains unchanged.
                    RESOLUTION TWENTY
                    Powers of attorney
                    The shareholders’ meeting, ruling on the quorum and majority conditions required for extraordinary shareholders’ meetings,
                    Hereby grants the bearer of an original, a copy or an extract of these minutes all powers to carry out the necessary registrations and formalities.